Exhibit 99.1

Amira Nature Foods Ltd Announces Agreement to Supply its Indonesian
Customer with 90,000 Metric Tons of Indian White Rice

DUBAI — November 14, 2012 — Amira Nature Foods Ltd (the “Company” or “Amira;” NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced that its subsidiary, Amira Pure Foods Private Limited, has entered into an agreement with an Indonesian customer to supply 90,000 metric tons of Indian white rice for $39.4 million.

Amira previously supplied its products to this customer in the fiscal year ended March 13, 2012.  The $39.4 million of revenue under the contract is expected to be recognized in the current fiscal year ending March 31, 2013.

Karan Chanana, Amira’s Chairman and Chief Executive Officer, stated, “We are pleased with this order from our Indonesian customer because it underscores Amira’s leading position as a global provider of Indian specialty rice.  We expect that this deal will provide strong revenue streams in the current fiscal year and support one of our key growth initiatives of leveraging such sales of third party branded products to expand the penetration of our Amira branded products.”

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today.  Amira sells Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands.  Amira sells its products primarily in emerging markets through a broad distribution network.  Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Contact

Rahul Nayar, Director of Global Communications and Strategy 917.710.1154

John Mills/Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import.  Specifically, these statements include, among other things, statements that describe the revenue and market implications of our relationship with the Indonesian customer, including its financial impact, and other statements of management’s beliefs, intentions or goals.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our supply agreement with the Indonesian customer; our ability to recognize revenue from the contract and our reliance on the Indonesian customer  for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified our filings with the Securities and Exchange Commission.  All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors.  Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.